# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Finance of America Companies Inc., CIK 0001828937
CUSIP: 31738L206
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 5830 Granite Parkway, Suite 400, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 05/06/2026
Amends the filing with accession number 0001193125-23-096522
Filed by CIK 0001466992
Persons authorized to receive notices and communications: Reza Jahangiri, 895 Dove Street, Suite 300, Newport Beach, California (CA), 92660, (866) 948-0003

## Reporting persons
- Bloom Retirement Holdings Inc. (CIK 0001466992): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 1,576,243; sole dispositive power 0; shared dispositive power 1,576,243; aggregate amount beneficially owned 1,576,243 (9.49% of the class)
- Reza Jahangiri (CIK 0001971548): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,576,243; sole dispositive power 0; shared dispositive power 1,576,243; aggregate amount beneficially owned 1,576,243 (9.49% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Finance of America Companies Inc.
Address of issuer's principal executive offices: 5830 Granite Parkway, Suite 400, Plano, Texas (TX), 75024
Comment: This Amendment No. 16 to Schedule 13D ("Amendment No. 16") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on April 10, 2023 (as amended to date, the "Schedule 13D"), relating to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Finance of America Companies Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

2026 10b5-1 Trading Plan

On May 6, 2025, Bloom Retirement Holdings Inc. entered into a trading plan (the "2026 10b5-1 Trading Plan") pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The 2026 10b5-1 Trading Plan provides that Goldman Sachs & Co. LLC (the "Broker") may make periodic sales of up to an aggregate 650,000 shares of Class A Common Stock on behalf of Bloom Retirement Holdings Inc. beginning on June 8, 2026.

This description of the 2026 10b5-1 Trading Plan does not purport to be complete and is qualified in its entirety by the full text of the 2026 10b5-1 Trading Plan, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the 2026 10b5-1 Trading Plan and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 11: 10b5-1 Trading Plan, dated May 6, 2026.

## Signatures
- Bloom Retirement Holdings Inc.: /s/ Reza Jahangiri, Reza Jahangiri, Majority Shareholder (05/08/2026)
- Reza Jahangiri: /s/ Reza Jahangiri, Reza Jahangiri (05/08/2026)